Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A.
CNPJ 60.872.504/0001-23 Publicly-Held Company NIRE 35300010230
MATERIAL FACT
ITAÚ UNIBANCO HOLDING S.A. informs its stockholders that its Board of Directors, after examining and approving the financial statements for the fiscal year ended December 31, 2021, has resolved, as of today, on the payment of interest on capital in the amount of R$0.013660 per share, with income tax withholding at a rate of 15%, resulting in net interest of R$0.011611 per share, with the exception of any corporate stockholders able to prove they are immune to or exempt from such withholding. Stockholders will be paid on March 11, 2022, with such amount to be calculated based on the final stockholding position recorded on February 21, 2022, with shares traded “ex-rights” as of February 22, 2022.
The Board of Directors has also approved the payment on March 11, 2022 of the interest on capital already declared on October, 14, 2021, in the net amount of R$ 0.224868 per share.
If you have any question, please access www.itau.com.br/relacoes-com-investidores as follows: services to investors > contact IR >IR services.
São Paulo (SP), February 10, 2022.
RENATO LULIA JACOB
Group Head of Investor Relations and Market Intelligence
Note: Interest on capital amounts are paid equally for common (ITUB3) and preferred (ITUB4) shares.